August 11, 2008

Via Courier and EDGAR

Kevin Woody, Branch Chief

Jennifer Monick, Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	KBS Real Estate Investment Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 Filed May 15, 2008 File No. 000-52606

Dear Mr. Woody and Ms. Monick:

We are writing this letter in response to the comment letter from Kevin Woody, Branch Chief, dated July 28, 2008, regarding the Company’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008.

For your convenience, we have reproduced below the numbered comment from the comment letter and included the Company’s response to the comment.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

3. Real Estate

Real Estate Acquisitions During the Year Ended December 31, 2007, page F-20

1. We note your response to our prior comment two. It appears that your disclosures do not meet all the requirements of paragraphs 51e and 52a of SFAS 141, nor are the disclosures presented in a way that allows the readers to easily discern the required information. As such, please revise your disclosures in future filings to ensure compliance with paragraphs 51e and 52a of SFAS 141 or tell us why such revisions are not necessary.

We will revise our disclosures in future filings to comply with paragraphs 51e and 52a of SFAS 141. Please note that during the second quarter of 2008, there were no material business combinations. Therefore, the Company will not be required to make disclosures under paragraphs 51e and 52a of SFAS 141 in its second quarter 2008 Form 10-Q.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6560.

Sincerely,

/s/ Stacie K. Yamane
Stacie K. Yamane
Chief Financial Officer